

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2012

<u>Via Facsimile</u>
Mr. Robert E. Jorgensen
Chief Executive Officer
Desert Hawk Gold Corp.
7723 North Morton Street
Spokane, WA 99208

> **Re: Desert Hawk Gold Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 333-169701**

Dear Mr. Jorgensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Report of Independent Registered Accounting Firm, page F-1</u>

1.   We note that the audit report provided by DeCoria, Maichel & Teague, PS does not make reference to the cumulative period from your date of entry into Exploration Stage (May 1, 2009) through December 31, 2011. If the financial information for the cumulative period has not been audited, clearly mark this information as unaudited. Otherwise, please obtain a revised report from your auditor that contains clarifying language in the introductory and opinion paragraphs which indicates that they have audited the cumulative information.

Note 11 – DMRJ Group Funding, page F-18

2.   We note that you reduced the conversion price of the convertible notes held by West C Street, LLC and Ibearhouse, LLC from $1.50 to $0.70 per share in conjunction with the DMRJ Group transaction in July 2010. Please clarify whether this modification triggered accounting recognition in your financial statements and tell us how you considered FASB ASC Section 470-50 in determining your accounting for this transaction.

3.   We note that you recognized a loss on extinguishment of debt in the amount of $2,149,404 as a result of entering into the Fourth Amendment to the Investment Agreement with DMRJ Group on April 21, 2011. We understand that you believe that the amendment constituted a substantial modification of the debt based on your consideration of FASB ASC Section 470-50. Please address the following points:

- Identify the underlying terms of the debt that changed as a result of the modification;

- Describe the methods you used and underlying assumptions you made in determining whether the modification resulted in the new debt being substantially different than the old debt;

- Quantify the percentage difference in the present value of cash flows under the terms of the new debt versus the remaining cash flows under the terms of the original debt at the time of modification;

- Tell us whether you recorded the new debt instrument at fair value; and

- Provide the journal entry that you made to record the extinguishment of debt.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining